File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 15, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓ Form 20-F                                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                                                 ✓ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

    Not applicable

Logitech International S.A.

Form 6-K

On the dates indicated below, Logitech International S.A. filed with the SWX Swiss Exchange, and the SWX Swiss Exchange made public, the following reports of transactions in its securities pursuant to the SWX Swiss Exchange’s rules on disclosure of management transactions:

November 7, 2005:

Issuer	Logitech International S.A.

Transaction date	4.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 30,000 securities amounting to CHF 1’093’281.00 (CHF 36.44/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

November 8, 2005:

Issuer	Logitech International S.A.

Transaction date	7.11.2005 by a non-executive member of the board of directors

Type of transaction	Sale of 40,000 securities amounting to CHF 1’060’400.00 (CHF 26.51/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

November 9, 2005:

Issuer	Logitech International S.A.

Transaction date	8.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 20,000 securities amounting to CHF 957,130.00 (CHF 47.86/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

Issuer	Logitech International S.A.

Transaction date	8.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 30,000 securities amounting to CHF 1,496,264.00 (CHF 49.88/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

November 10, 2005:

Issuer	Logitech International S.A.

Transaction date	9.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 30,000 securities amounting to CHF 1,522,601.00 (CHF 50.75/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

November 11, 2005:

Issuer	Logitech International S.A.

Transaction date	10.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 25,000 securities amounting to CHF 988,472.00 (CHF 39.54/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

November 14, 2005:

Issuer	Logitech International S.A.

Transaction date	11.11.2005 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 25,000 securities amounting to CHF 982,006.00 (CHF 39.28/security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Catherine Valentine
Catherine Valentine
General Counsel, Vice President, Legal and Secretary

November 15, 2005